Cybin Announces Agreement with Fluence to Support Scaling of EMBARK Training for CYB003 Phase 3 Trial

TORONTO, CANADA – September 26, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced an agreement with Fluence, a leading continuing education organization in psychedelic therapy, to support the streamlining and scaling of Cybin’s EMBARK facilitator training program in preparation for a multi-site, global Phase 3 trial of CYB003, its proprietary deuterated psilocybin analog in development for the potential treatment of major depressive disorder (“MDD”). This streamlined model of psychedelic facilitation training, known as EMBARK for Clinical Trials (“EMBARKCT”), is designed for individuals with existing experience, knowledge, and skills in psychedelic facilitation.

Under the terms of the agreement, Fluence will support Cybin in the selection and training of facilitators for the planned Phase 3 trial. Fluence will also create supplemental video content and provide asynchronous and synchronous training in service of augmenting and verifying facilitator competencies.

“The partnership with Fluence is another important part of our readiness planning as we prepare to advance our CYB003 program toward pivotal studies,” said Doug Drysdale, Chief Executive Officer of Cybin. “Leveraging Fluence’s expertise in clinical training and education, we will be able to deliver high-quality, scalable treatment facilitation training capable of supporting a larger Phase 3 trial.”

"We are thrilled to partner with Cybin, a company making significant strides in psychedelic drug development. This collaboration exemplifies how forward-looking drug developers are addressing the critical need for facilitator training. By working alongside Cybin to streamline the EMBARK Training Program, we aim to co-create a scalable program that will support a multi-site, global Phase 3 trial of CYB003, that ultimately contributes to the development of a successful ecosystem in this emerging and transformative field," said Dr. Ingmar Gorman, co-founder of Fluence.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

About Fluence

Fluence is a leading psychedelic therapy training company that provides comprehensive, evidence-based training to clinicians and other professionals who want to provide psychedelic therapy. Fluence’s training programs are designed to prepare clinicians to safely and effectively administer psychedelic-assisted therapies, and to provide them with the skills and knowledge they need to integrate these therapies into their practice.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the anticipated results and potential progression to multi-site and multinational Phase 3 trial of CYB003; timing of upcoming pivotal studies of the CYB003 program; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com